SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. --)

                        Reliant Interactive Media, Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  75952P 20 3.
                                 (CUSIP Number)


                        Reliant Interactive Media Corp.
                        2701 N. Rocky Pointe Drive #200
                              Tampa, Florida 33607
                                  (813/282/1717

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No:  75952P  20  3

(1)  Names  of  Reporting  Person(s)

Mel Arthur

(2)  Check  the  Appropriate  Box  if  a  Member  of a Group (See Instructions)

(a)____________________________
(b)____________________________

(3)  SEC  Use  Only  _______________________________

(4)  Source  of  Funds  (See  Instructions):  SC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)__________

(6)  Citizenship  or  Place  of  Organization  Florida, United  States

Number  of  Shares                       (7)Sole  Voting  Power:      1,210,200
Beneficially                             (8)Shared  Voting  Power:______________
Owned                                    (9)Sole  Dispositive  Power:  1,210,200
by  Each                                 (10)Shared  Dispositive  Power:________
Reporting
Person
With

(11)Aggregate Amount Beneficially Owned by Each Reporting Person.     1,210,200

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)_______________________

(13)Percent  of  Class  Represented  by  Amount  in  Row  (11): 10.7%

(14)Type  of  Reporting  Person  (See  Instructions):  IN

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09/21/01
Date

/s/Mel Arthur
Signature

Mel Arthur, Executive Vice President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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